UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 3, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

August 3, 2020

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Contact: Corporate Development/Investor Relations Department

Phone: 03-4316-2050

Notice of Amendment to “Consolidated Financial Results (IFRS) for the Six Months Ended June 30, 2020”

LINE Corporation announces that an amendment has been made to its unaudited “Consolidated Financial Results (IFRS) for the Six Months Ended June 30, 2020” released on July 29, 2020.

1.    Reason for amendment

In accordance with the Financial Instruments and Exchange Act, while preparing the interim condensed consolidated financial statements for the six months ended June 30, 2020, LINE Corporation identified an error in the classification of a contract liability balance between current and non-current liabilities on the interim condensed consolidated statement of financial position. Therefore, this error in the “Consolidated Financial Results (IFRS) for the Six Months Ended June 30, 2020,” announced on July 29, 2020, has been corrected as follows.

2.    Amendment

Please refer to the underlined items of the attached documents for details of the amendment.

1. Interim Condensed Consolidated Financial Statements and Selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position—Unaudited

Before the amendment

	(In millions of yen)

	December 31, 2019	June 30, 2020
Liabilities
Current liabilities
Trade and other payables	43,710	47,041
Other financial liabilities, current	44,826	53,020
Accrued expenses	23,462	19,455
Income tax payables	3,963	1,722
Lease liabilities, current	11,487	13,568
Contract liabilities	25,752	33,567
Provisions, current	3,221	3,782
Other current liabilities	5,238	10,045

Total current liabilities	161,659	182,200

Non-current liabilities
Corporate bonds	142,851	143,211
Other financial liabilities, non-current	362	325
Lease liabilities, non-current	45,150	49,988
Deferred tax liabilities	1,071	966
Provisions, non-current	4,528	4,816
Post-employment benefits	9,617	10,125
Other non-current liabilities	1,451	470

Total non-current liabilities	205,030	209,901

Total liabilities	366,689	392,101

Shareholders’ equity
Share capital	96,737	97,284
Share premium	121,299	122,554
Treasury shares	(6,308)	(3,872)
Accumulated deficit	(53,524)	(69,335)
Accumulated other comprehensive income	(71)	(4,211)

Equity attributable to the shareholders of the Company	158,133	142,420

Non-controlling interests	16,530	22,174

Total shareholders’ equity	174,663	164,594

Total liabilities and shareholders’ equity	541,352	556,695

After the amendment

	(In millions of yen)

	December 31, 2019	June 30, 2020
Liabilities
Current liabilities
Trade and other payables	43,710	47,041
Other financial liabilities, current	44,826	53,020
Accrued expenses	23,462	19,455
Income tax payables	3,963	1,722
Lease liabilities, current	11,487	13,568
Contract liabilities, current	25,752	28,129
Provisions, current	3,221	3,782
Other current liabilities	5,238	10,045

Total current liabilities	161,659	176,762

Non-current liabilities
Corporate bonds	142,851	143,211
Other financial liabilities, non-current	362	325
Lease liabilities, non-current	45,150	49,988
Contract liabilities, non-current	—	5,438
Deferred tax liabilities	1,071	966
Provisions, non-current	4,528	4,816
Post-employment benefits	9,617	10,125
Other non-current liabilities	1,451	470

Total non-current liabilities	205,030	215,339

Total liabilities	366,689	392,101

Shareholders’ equity
Share capital	96,737	97,284
Share premium	121,299	122,554
Treasury shares	(6,308)	(3,872)
Accumulated deficit	(53,524)	(69,335)
Accumulated other comprehensive income	(71)	(4,211)

Equity attributable to the shareholders of the Company	158,133	142,420

Non-controlling interests	16,530	22,174

Total shareholders’ equity	174,663	164,594

Total liabilities and shareholders’ equity	541,352	556,695